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www.dechert.com

STEPHANIE CAPISTRON

stephanie.capistron@dechert.com

+1 617 728 7127 Direct

+1 617 275 8364 Fax

February 26, 2016

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust II (the “Registrant”),

SEC File Numbers 333-185659 and 811-22781

Dear Mr. Parachkevov:

This letter responds to certain comments provided to Lori Zedeck of Dechert LLP and me during a telephonic discussion on February 9, 2016, with respect to your review of Post-Effective Amendment No. 26 (“PEA No. 26”) and Post-Effective Amendment No. 27 (“PEA No. 27”) to the Registrant’s registration statement, each filed with the U.S. Securities and Exchange Commission (“SEC”) on December 24, 2015. PEA No. 26 and PEA No. 27 were filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) in connection with the Goldman Sachs Multi-Manager Alternatives Fund’s, Goldman Sachs Multi-Manager Global Equity Fund’s, Goldman Sachs Multi-Manager Non-Core Fixed Income Fund’s and Goldman Sachs Multi-Manager Real Assets Strategy Fund’s (the “Funds”) annual updates to their respective registration statements. We have reproduced one comment below, followed by the Registrant’s response. We will respond to the remaining comments provided with respect to PEA No. 26 and PEA No. 27 in subsequent correspondence to be filed concurrently with the Funds’ registration statements filed pursuant to Rule 485(b) under the Securities Act in connection with the Funds’ annual update. Capitalized terms have the meanings attributed to such terms in the registration statements.

US   Austin   Boston   Charlotte   Hartford   Los Angeles   New York   Orange County   Philadelphia   Princeton   San Francisco   Silicon Valley

Washington DC   EUROPE   Brussels   Dublin   Frankfurt   London   Luxembourg   Moscow   Munich   Paris   ASIA   Beijing   Hong Kong

Prospectus

1.	Comment: Please provide the “Annual Fund Operating Expenses” tables to the SEC Staff before filing the effective registration statement.

Response: The Registrant has included each Fund’s “Annual Fund Operating Expenses” table on Exhibit A attached hereto.

*                *                 *

We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Sincerely,

/s/ Stephanie A. Capistron

Stephanie A. Capistron

cc:	Andrew Murphy, Goldman, Sachs & Co.

Chris Carlson, Goldman, Sachs & Co.

Exhibit A

Goldman Sachs Multi-Manager Alternatives Fund

	Class A		Class C	Institutional		Class IR		Class R
Shareholder Fees (fees paid directly from your investments):
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%		None	None		None		None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sale proceeds)[1]	None		1.00%	None		None		None

	Class A		Class C	Institutional		Class IR		Class R
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees[2]	1.90%		1.90%	1.90%		1.90%		1.90%
Distribution and/or Service (12b-1) Fees	0.25%		0.75%	None		None		0.50%
Other Expenses	0.72%		0.97%	0.57%		0.72%		0.74%
Service Fees	Non	e	0.25%	Non	e	Non	e	Non	e
Dividend and Interest Payments on Securities Sold Short	0.18%		0.18%	0.18%		0.18%		0.18%
Remainder of Other Expenses	0.54%		0.54%	0.39%		0.54%		0.56%
Acquired Fund Fees and Expenses[3]	0.02%		0.02%	0.02%		0.02%		0.02%

Total Annual Fund Operating Expenses[4]	2.89%		3.64%	2.49%		2.64%		3.16%
Fee Waiver and Expense Limitation[5]	(0.16)%		(0.16)%	(0.16)%		(0.16)%		(0.18)%

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation[4]	2.73%		3.48%	2.33%		2.48%		2.98%

[1]	A contingent deferred sales charge (“CDSC”) of 1.00% is imposed on Class C Shares redeemed within 12 months of purchase.
[2]	The Fund’s “Management Fees” have been restated to reflect current fees.
[3]	“Acquired Fund Fees and Expenses” reflect the expenses (including the management fee) borne by the Fund as the sole shareholder of the Subsidiary (as defined below) in which the Fund invests. “Acquired Fund Fees and Expenses” are based on estimated amounts for the current fiscal year.
[4]	The “Total Annual Fund Operating Expenses” do not correlate to the ratios of net and total expenses to average net assets provided in the Financial Highlights, which reflect the operating expenses of the Fund and do not include “Acquired Fund Fees and Expenses.”
[5]	The Investment Adviser has agreed to (i) waive a portion of its management fee in order to achieve an effective net management fee rate of 1.83% as an annual percentage of the average daily net assets of the Fund; (ii) waive a portion of its management fee in an amount equal to the management fee paid to the Investment Adviser by the Subsidiary at an annual rate of 0.42% of the Subsidiary’s average daily net assets; (iii) reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, dividend and interest payments on securities sold short, interest, brokerage fees, shareholder meeting, litigation, indemnification and extraordinary expenses) to 0.114% of the Fund’s average daily net assets and (iv) limit total annual operating expenses (excluding acquired fund fees and expenses, taxes, dividend and interest payments on securities sold short, interest, brokerage fees, shareholder meeting, litigation, indemnification and extraordinary expenses) of Class A, Class C, Institutional, Class IR, and Class R to 2.38%, 3.13%, 1.98%, 2.13% and 2.63%, respectively. The management fee waiver arrangement with respect to the fee paid by the Subsidiary may not be discontinued by the Investment Adviser as long as its contract with the Subsidiary is in place. The other arrangements will remain in effect through at least February 28, 2017, and prior to such date the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Goldman Sachs Multi-Manager Global Equity Fund

Institutional
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.03%
Distribution and Service (12b-1) Fees	None
Other Expenses[1]	0.32%
Acquired Fund Fees and Expenses	0.03%

Total Annual Fund Operating Expenses[2]	1.38%
Fee Waiver and Expense Limitation[3]	(0.50)%

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation[2]	0.88%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred in the current fiscal year.
[2]	The “Total Annual Fund Operating Expenses” do not correlate to the ratios of net and total expenses to average net assets provided in the Financial Highlights, which reflect the operating expenses of the Fund and do not include “Acquired Fund Fees and Expenses.”
[3]	The Investment Adviser has agreed to (i) waive a portion of its management fee in order to achieve an effective net management fee rate that is equal to the actual cost of fees paid to the Fund’s Underlying Managers; and (ii) limit total annual operating expenses (excluding acquired fund fees and expenses, taxes, interest, brokerage fees, shareholder meeting, litigation, indemnification and extraordinary expenses) to 0.85% of average daily net assets. These arrangements will remain in effect through at least February 28, 2017, and prior to such date the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Goldman Sachs Multi-Manager Non-Core Fixed Income Fund

Institutional
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.85%
Distribution and Service (12b-1) Fees	None
Other Expenses	0.34%
Acquired Fund Fees and Expenses	0.01%

Total Annual Fund Operating Expenses[1]	1.20%
Fee Waiver and Expense Limitation[2]	(0.49)%

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation[1]	0.71%

[1]	The “Total Annual Fund Operating Expenses” do not correlate to the ratios of net and total expenses to average net assets provided in the Financial Highlights, which reflect the operating expenses of the Fund and do not include “Acquired Fund Fees and Expenses.”
[2]	The Investment Adviser has agreed to (i) waive a portion of its management fee in order to achieve an effective net management fee rate that is equal to the actual cost of fees paid to the Fund’s Underlying Managers; and (ii) limit total annual operating expenses (excluding acquired fund fees and expenses, taxes, interest, brokerage fees, shareholder meeting, litigation, indemnification and extraordinary expenses) to 0.70% of average daily net assets. These arrangements will remain in effect through at least February 28, 2017, and prior to such date the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Goldman Sachs Multi-Manager Real Assets Strategy Fund

Institutional
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%
Distribution and Service (12b-1) Fees	None
Other Expenses[1]	0.27%

Total Annual Fund Operating Expenses	1.27%
Fee Waiver and Expense Limitation[2]	(0.37)%

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation	0.90%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred in the current fiscal year.
[2]	The Investment Adviser has agreed to (i) waive a portion of its management fee in order to achieve an effective net management fee rate that is equal to the actual cost of fees paid to the Fund’s Underlying Managers; and (ii) limit total annual operating expenses (excluding acquired fund fees and expenses, taxes, interest, brokerage fees, shareholder meeting, litigation, indemnification and extraordinary expenses) to 0.90% of average daily net assets. These arrangements will remain in effect through at least February 28, 2017, and prior to such date the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.